

Mail Stop 4631

September 11, 2009

<u>Via U.S. mail and facsimile</u>

Ms. Christine A. Marchand
Treasurer and Chief Financial Officer
Homeland Energy Solutions, LLC
2779 Highway 24
Lawler, IA 52154

>   **RE:**   **Form 10-K for the fiscal year ended December 31, 2008**
>   **Form 10-Q for the period ended June 30, 2009**
>   **Form 8-K filed on July 30, 2009**
>   **File No. 000-53202**

Dear Ms. Marchand:

          We have reviewed your response letter dated September 4, 2009 and have the following additional comments. If you disagree with any comments, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

          Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

                    FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1. Please provide us with the three bullet pointed acknowledgements (i.e., Tandy language) requested at the end of our comment letter dated August 11, 2009. These acknowledgements should be provided in writing by the company's management.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2009

Unaudited Financial Statements

Statement of Operations, page 4

2. We note your response to comment 20 from our letter dated August 11, 2009. Please revise the caption of your revenue line item to reflect that your revenues are reported net of commissions and shipping costs.

3. Please revise your statement of operations to separately state any individually material components of operating expenses for each period presented. For example, asset impairments for the six months ended June 30, 2009 were $481,000 or nearly 35% of total operating expenses.

Note 1 – Nature of Business and Significant Accounting Policies, page 6

4. Please revise your accounting policy concerning the estimated useful lives of your property and equipment to indicate the useful lives range for each category of property and equipment. To the extent that the range of useful lives is very broad, please consider breaking down the buildings and equipment line items into smaller and more meaningful components and separately disclose the range of useful lives for each new category presented. For categories that still have very broad useful lives, you should separately discuss the types of assets that fall in each part of the range.

5. We note your revised disclosures on page 7 in response to comment 12 from our letter dated August 11, 2009. Please revise your filing to clarify that the remaining $230,875 that is capitalized as of June 30, 2009 represents the value of rail system and engineering costs for assets that are currently in use at the plant and are not specifically related to the coal gasification project.

6. We note your revised disclosures in response to comment 6 from our letter dated August 11, 2009. Please revise your accounting policy concerning intangible assets to more clearly explain what utility rights intangible assets are and how you determined that a useful life of 15 years was an appropriate amortization period for these assets.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Expense, page 24

7. We note your response to comment 23 from our letter dated August 11, 2009. It appears from your disclosures that your operating expenses include salaries and benefits not only from those employees subject to the Management Services

Agreement with Golden Grain but also from additional employees. Please revise your filing in future periods to provide greater context to your changes in salaries and benefit costs by quantifying the changes in total headcount as well as average salaries between periods.

Liquidity and Capital Resources, page 25

8. We note your response to comments 21 and 22 from our letter dated August 11, 2009. You disclose on page 25 that you expect operations to generate adequate cash flows to maintain operations and meet your obligations for the next 12 months following your quarter ended June 30, 2009. However, on pages 24 and 27, you make references to having sufficient working capital and the ability to maintain compliance with your debt covenants through December 31, 2009. Please revise your filing to clarify whether you expect operations to generate adequate cash flows to maintain operations, meet your obligations, and maintain compliance with your debt covenants for the next 12 months following the date of your most recent interim financial statements. If you do not believe you will be able to meet your obligations and maintain compliance with your debt covenants, please revise to discuss any alternative sources of liquidity that may be available to you in the event your debt is declared in default and payment becomes immediately payable (or address the implications arising from the lack of any alternative sources of liquidity).

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief